Exhibit 99 (e)

DESCRIPTION OF WELLS FARGO & COMPANY COMMON STOCK

        Wells Fargo & Company is filing this exhibit with the Securities and Exchange Commission to place on file with the Commission a description of its common stock, par value $1–2/3 per share.  From time to time Wells Fargo may incorporate this description into prospectuses covering shares of such common stock.  References in this exhibit to “Wells Fargo,” “we,” “our” and “us” mean Wells Fargo & Company unless the context indicates otherwise.

        The description of our common stock contained in this exhibit is qualified by reference to our restated certificate of incorporation, as amended, including the certificates of designations for our preferred stock, and to our bylaws.  You should read these documents for complete information on our common stock.  We file these documents, as well as other instruments that define the rights of holders of our common stock, as exhibits to our annual reports on Form 10–K and our quarterly reports on Form 10–Q filed with the SEC.  Also, from time to time we might file an amendment to these documents or a new instrument that defines the rights of holders of our common stock as an exhibit to a current report on Form 8–K filed with the SEC.  In each case, we identify such exhibits in the exhibit index or elsewhere in the report with the number 3 or 4.

        The description of our common stock contained in this exhibit supersedes the description included as Exhibit 99 to our current report on Form 8–K filed October 14, 1997.  From time to time we might update the description of our common stock contained in this exhibit by information provided in our reports on Forms 10-K, 10-Q and 8-K and in other documents filed with the SEC.

General

        Shares Authorized and Outstanding.  As of the filing date of the report which includes this exhibit, we are authorized to issue 6,000,000,000 shares of common stock.  At March 31, 2003, we had issued 1,736,381,025 shares of our common stock, of which 1,674,926,083 shares were outstanding and 61,454,942 shares were held as treasury shares.

        Dividends.  Holders of our common stock may receive dividends when declared by our board of directors out of funds that we can legally use to pay dividends.  We may pay dividends in cash, stock or other property.  In some cases, holders of our common stock may not receive dividends until we have satisfied our obligations to holders of outstanding preferred stock.  Other restrictions on our ability to pay dividends are described below under “Restrictions on Payment of Dividends.”

        Voting Rights.  Holders of our common stock have the exclusive right to vote on all matters presented to our stockholders unless Delaware law or the certificate of designations for an outstanding series of preferred stock gives the holders of that series of preferred stock the right to vote on certain matters.  Each holder of our common stock is entitled to one vote per share.  Holders of our common stock have no cumulative voting rights for the election of directors.  This means a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our board of directors.  It also means the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election and the holders of the remaining shares will not be able to elect any directors.  Our board of directors is not classified.

        Other Rights.  If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of our common stock will receive pro rata, according to shares held by them, any of our remaining assets available for distribution to stockholders after we have provided for payment of all debts and other liabilities, including any liquidation preference for outstanding shares of preferred stock.  When we issue securities in the future, holders of our common stock have no preemptive rights with respect to those securities.  This means the holders of our common stock have no right, as holders of our common stock, to buy any portion of those issued securities.  Holders of our common stock have no rights to have their shares of common stock redeemed by us or to convert their shares of common stock into shares of any other class of our capital stock.

        Listing.  Outstanding shares of our common stock are listed on the New York and Chicago Stock Exchanges under the symbol “WFC.”  Wells Fargo Bank Minnesota, National Association is the transfer agent and registrar for our common stock.

        Fully Paid.  Outstanding shares of our common stock are fully paid and non–assessable.  This means the full purchase price for the shares has been paid and the holders of the shares will not be assessed any additional amounts for the shares.  In general, shares of our common stock that we may issue in the future will be fully paid and non–assessable.  Refer to the prospectus covering the shares in question for any exception.

Restrictions on Payment of Dividends

        We are incorporated in Delaware and are governed by the Delaware General Corporation Law.  Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and for the preceding fiscal year.  Under Delaware law, however, we cannot pay dividends out of net profits if, after we pay the dividend, our capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

        As a bank holding company, our ability to pay dividends is affected by the ability of our bank and non–bank subsidiaries to pay dividends to us.  Various federal laws limit the amount of dividends our national bank subsidiaries can pay to us without regulatory approval.  State-chartered banks are subject to state regulations that limit dividends.  Refer to our most recent annual report on Form 10–K for more information about restrictions on the ability of our subsidiaries to pay us dividends.

Restrictions on Ownership of Our Common Stock

The Bank Holding Company Act of 1956 requires any “bank holding company” (as defined in that Act) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of our outstanding common stock.  Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act.  Any holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Anti-takeover Provisions in the Restated Certificate of Incorporation and Bylaws

        Certain provisions of our restated certificate of incorporation, as amended, could make it less likely that our management would be changed or someone would acquire voting control of us without the consent of our board of directors.  These provisions could delay, deter or prevent tender offers or takeover attempts that stockholders might believe are in their best interests, including tender offers or takeover attempts that could allow stockholders to receive premiums over the market price of their common stock.

        Preferred Stock.  Our board of directors can at any time, under our restated certificate of incorporation, as amended, and without stockholder approval, issue one or more new series of preferred stock.  In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of us through a merger, tender offer, proxy context or otherwise.  Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of us from acquiring enough voting shares necessary to take control.

        Nomination Procedures.  Holders of our common stock can nominate candidates for our board of directors.  A stockholder must follow the advance notice procedures described in our bylaws.  In general, to nominate a person for election to our board of directors at a meeting of our stockholders, a stockholder must submit a written notice of the proposed nomination to our corporate secretary at least 30 but not more than 60 days before the meeting.

        Proposal Procedures.  Under our bylaws, a stockholder can propose at an annual meeting of our stockholders that business other than nominations to our board of directors be considered only if the stockholder follows the advance notice procedures described in our bylaws.  In general, a stockholder must submit a written notice of the proposal and the stockholder’s interest in the proposal to our corporate secretary at least 90 but not more than 120 days before the date set for the annual meeting of our stockholders.

        Rights Plan.  Although we do not have a stockholder rights plan (commonly referred to as a “poison pill”) as of the filing date of the report which includes this exhibit, under Delaware law, our board of directors can adopt such a plan without stockholder approval.  If adopted, a stockholder rights plan could operate to cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

Amendment of Bylaws.  Under our bylaws, our board of directors can adopt, amend or repeal the bylaws, subject to limitations under the Delaware General Corporation Law.  Our stockholders also have the power to change or repeal our bylaws.

Preferred Stock

        As of the filing date of the report which includes this exhibit, we are authorized to issue, without further stockholder approval, 24,000,000 shares of preferred stock, consisting of 20,000,000 shares of preferred stock and 4,000,000 shares of preference stock, including shares issued or reserved for issuance.  At March 31, 2003, we had 1,817,175 shares of preferred stock issued and outstanding.  We had not issued any shares of preference stock as of March 31, 2003.  When we refer to “preferred stock” in this exhibit, we mean preferred stock and preference stock unless the context indicates otherwise.

        Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and voting powers, preferences, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each series, all without any vote or other action on the part of the holders of our common stock.  We can issue shares of preferred stock at any time in any amount, provided that not more than 24,000,000 shares of preferred stock are outstanding at any one time.

Shares of our common stock are subject to the rights of holders of our preferred stock.  Our preferred stockholders are entitled to payment of dividends on their preferred stock before we can pay dividends on our common stock.  If we voluntarily or involuntarily liquidate, dissolve or wind up our business, our preferred stockholders are entitled to receive, out of any assets remaining for distribution to stockholders, all accrued and unpaid dividends on their preferred stock and any liquidation preference for their preferred stock before holders of our common stock receive any distribution of assets with respect to their common stock.